EXHIBIT 21

SUBSIDIARIES

Wholly-Owned, Controlled Subsidiaries:
1.	The Marketing Group, Inc, a Tennessee corporation
2.	Debut Broadcasting Mississippi, Inc., a Mississippi corporation

Non-Controlled Subsidiaries (Spun-Off in Third Quarter of 2008)
1.	Media Sentiment, Inc., a Nevada corporation